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                      [KILPATRICK STOCKTON LLP LETTERHEAD]



August 14, 2009


VIA EDGAR AND FACSIMILE
-----------------------

Peggy Kim
Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, NE
Washington, DC 20549-4561

                  RE:      NEW YORK COMMUNITY BANCORP, INC.
                           SCHEDULE TO-I/A
                           FILED AUGUST 11, 2009
                           FILE NUMBER: 5-49965

Dear Ms. Kim:

         This letter serves as the response of New York Community Bancorp, Inc. (the "Company") to the Staff's comments received via teleconference on August 12, 2009, regarding the above-referenced Schedule TO-I/A filed on August 11, 2009. To aid in your review, we have repeated the Staff's comments followed by the Company's responses.

AMENDMENT NO. 1 TO SCHEDULE TO
------------------------------

COMMENT NO. 1:
-------------

         Please file the amended Letter of Transmittal as an exhibit to the amended Schedule TO.

RESPONSE TO COMMENT NO. 1:
--------------------------

         The Company acknowledges the Staff's comment and has filed the amended Letter of Transmittal as Exhibit (a)(1)(B) to the Amendment No. 2 to the Schedule TO.

COMMENT NO. 2:
-------------

         Please revise the first paragraph under the caption "FORWARD-LOOKING STATEMENTS" on page vi of the Offer to Exchange to clarify that the safe-harbor


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Ms. Peggy Kim
August 12, 2009
Page 2


provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended do not apply to statements made in connection with the Company's tender offer.

RESPONSE TO COMMENT NO. 2:
--------------------------

         In response to the Staff's comment, we have amended the first paragraph under the caption "Forward-looking Statements" on page vi of the Offer to Exchange to include the following as the last sentence of that first paragraph:

"The safe harbor provisions for forward-looking statements contained in the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, do not apply to any forward-looking statements made in connection with this Exchange Offer."

                                    * * * * *

         The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the subject filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the subject filings; and
(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or further comments regarding the Schedule TO-I/A, please contact the undersigned at 202.508.5852.

                                          Very truly yours,

                                          KILPATRICK STOCKTON LLP

                                          /s/ Edward G. Olifer

                                          Edward G. Olifer


cc:      Thomas R. Cangemi,
         Senior Executive Vice President and
         Chief Financial Officer, New York Community Bancorp, Inc. Eric S. Kracov, Esq.
         Victor L. Cangelosi, Esq.